FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated August 4, 2014 - Savings-Related Share Option (SAYE) Scheme

2.	Press release dated August 4, 2014 - Transaction in Own Shares

3.	Press release dated August 5, 2014 - Transaction in Own Shares

4.	Press release dated August 18, 2014 - Science Museum, Supported by ARM, Announce the Opening of the Information Age Gallery

5.	Press release dated August 20, 2014 - Holding(s) in Company

6.	Press release dated August 28, 2014 - Media Alert: ARM Announces Formation of 'team mbed' for AT&T Hackathon

7.	Press release dated August 29, 2014 - Blocklisting

8.	Press release dated September 1, 2014 - Total Voting Rights

9.	Press release dated September 1, 2014 - Momentum Builds For the Next Generation of ARM Processors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Announcement of Option Grants and Vesting under the ARM Holdings plc Savings-Related Share Option (SAYE) Scheme

ARM Holdings plc "the Company" announces that options over ordinary shares were granted under the Company's SAYE Scheme to each of the following Directors and PDMRs:

Name	Number of share options granted on 27 June 2014	Total options held including this grant
Patricia Alsop	2,450	2,450
Peter Hutton	3,267	4,649
Andy Smith	4,084	4,084

The option price was 734.4 pence per share representing a 20% discount to the mid- market quotation of the Company's shares on the London Stock Exchange on 29 May 2014.  The related savings contracts commenced on 1 August 2014 and the options are exercisable from 1 August 2017.  The mid-market closing price on the day of grant was 881.5 pence per share.

The Company also announces that the vesting of options previously granted to a director and a PDMR under the SAYE scheme took place on 1 August 2014 as follows:

Name	Number of share options vested	Option price per share (pence)	Resultant number of shares held
Tim Score	18,208	85.4	883,032
Patricia Alsop	2,021	446.4	164,171

In addition Philip David, who is a PDMR of the Company, is entitled to exercise an option over 2,021 shares at an option price of 446.4 pence per share which, when exercised will take his holding to 95,426 shares.

ENDS

Item 2

Transaction in Own Shares

The Company announces that on 4 August 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 843.2081 pence per share. The highest price paid per share was 845.0 pence and the lowest price paid per share was 834.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,180,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,459,669.

ENDS

purchased 500,000 shares at a price of 843.2081p for Treasury.

Highest price paid: 845p

Lowest price paid: 834p

Item 3

Transaction in Own Shares

The Company announces that on 5 August 2014 it purchased 181,435 of its ordinary shares through UBS Limited at a volume weighted average price of 838.1355 pence per share. The highest price paid per share was 840.0 pence and the lowest price paid per share was 831.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,361,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,516,095.

ENDS

Item 4

Science Museum, Supported by ARM, Announce the Opening of the Information Age Gallery

Cambridge, UK, August 18, 2014 - The Science Museum, London, has announced the Information Age Gallery will open to the public on October 25th. ARM, the world's leading semiconductor IP company, and contributor to the artefacts found in the gallery, is proud to be the Principal Sponsor.

The Information Age: Six Networks That Changed Our World will explore the remarkable technological breakthroughs that have transformed how we communicate over the last 200 years.

•	The first gallery in the UK dedicated to the history of information and communication technologies

•	More than 800 unique objects from Science Museum collections, some that witnessed incredible moments in history

•	The most ambitious Science Museum project in over ten years will transform the largest exhibition space in the Museum

For more information about the Information Age gallery, please click here.

Ends

For more information

Alexandra Harrod
+44 2088112474 / +44 7764617014
Senior client manager, Racepoint Global
Alexandra.harrod@racepointglobal.com

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.
Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About the Science Museum
As the home of human ingenuity, the Science Museum's world-class collection forms an enduring record of scientific, technological and medical achievements from across the globe. Welcoming over 3 million visitors a year, the Museum aims to make sense of the science that shapes our lives, inspiring visitors with iconic objects, award-winning exhibitions and incredible stories of scientific achievement. www.sciencemuseum.org.uk.

Item 5

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	18/08/2014
6. Date on which issuer notified:	19/08/2014
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Share GB0000595859	Below 5%	Below 5%	70,361,012		70,361,012		5.01%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
70,361,012	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
 In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [47,584,996:3.39%] is also a discretionary investment manager.

Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [1,362,910:0.10%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [5,005,753:0.36%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Paul Salmond
15. Contact telephone number:	0131 275 3169

END

Item 6

Media Alert: ARM Announces Formation of 'team mbed' for AT&T Hackathon

Where: AT&T Hackathon at Super Mobility Week - Code for Car & Home. The Chelsea Theater in the Cosmopolitan of Las Vegas, 3708 Las Vegas Boulevard South, Las Vegas, NV, 89109.

When:

Hackathon, Sept, 6-7, 2014

Finalist judging, awards and VIP Party: Sept, 8, 2014

What:

ARM announces the formation of 'team mbed'; a group of Internet of Things (IoT) industry leaders, to provide bleeding edge hardware and software development platforms for the AT&T Hackathon at Super Mobility Week. Team mbed comprises Freescale, Multi-Tech, Nordic Semiconductor, STMicroelectronics, u-blox and ARM. Team mbed, with AT&T, will provide ARM® mbed™-enabled development boards, connectivity modules, and a variety of different actuators and sensors, which developers can use to implement their own ideas, along with a good dose of guidance and inspiration.

A panel of VIP judges will select winning projects with first place receiving $10,000, second place $6,000 and third place $4,000.

To reserve your FREE ticket, register here.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 7

ARM Holdings PLC

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 8,000,000 ordinary shares of 0.05p each ("shares") to be admitted to the Official List. Admission of the shares is expected to be on 3 September 2014.

These shares are being reserved under a block listing and will be issued in order to satisfy existing and future awards of shares pursuant to the following schemes:

Scheme(s)	No. of shares
ARM Holdings Employee Equity plan	6,000,000
ARM Holdings US Employee Stock Purchase plan	1,000,000
ARM Holdings plc Savings Related Share Options Scheme	1,000,000

When issued, these shares will rank pari passu with the existing ordinary shares.

END

Item 8

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 August 2014 consists of 1,411,175,558 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 5,361,500 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,814,058.

The above figure 1,405,814,058 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

Item 9

Momentum Builds For the Next Generation of ARM Processors

Cambridge, UK, Sept. 1, 2014 - ARM® is celebrating the signing of the 50th licensing agreement for its ARMv8-A technology, which includes support for 64-bit computing. A total of 27 companies have signed agreements for the company's ARMv8-A technology as industry momentum builds for greater compute capability across a wide range of applications. The ARMv8-A silicon partners include:
•	All of the top 10 companies who sell application processors for smartphones
•	9 of the top 10 application processor companies for tablets
•	4 of the top 5 companies that provide chips for consumer electronics (including DTV and STB)
•	4 of the top 5 companies that provide chips for enterprise networking and servers
•	8 silicon vendors from Greater China

The 50th licensing agreement demonstrates the continuing strength in demand for the company's 64-bit-capable ARM Cortex®-A50 processor family and ARMv8 architecture licenses which will serve future digital devices and infrastructure deployments coping with more complex applications within strict power budgets.

"ARMv8-A technology brings multiple benefits, including 64-bit capability alongside improved efficiency of existing 32-bit applications," said Noel Hurley, general manager, processor division, ARM. "Tablets and smartphones are quickly replacing PCs for many tasks and the ARMv8-A Cortex-A57 and Cortex-A53-based chips developed by our Partners support this transition with important enhancements in performance and efficiency. These ARMv8-A platforms are also fully backward compatible and will efficiently execute over a million 32-bit apps and extensive software assets already in use."

The company began developing its ARMv8-A architecture design in 2007 as it foresaw the need for more powerful and energy efficient processors. First announced in November 2011, the cumulative 50 licenses are now spread across ARMv8-A architecture and ARM Cortex-A57 and Cortex-A53 processors. This is ensuring a vibrant and diverse roadmap for a new range of mobile and connected devices and infrastructure equipment.

ARM has signed more than 1100 license agreements for its processor designs and is working with around 350 international firms producing silicon chips for a range of devices from sensors to servers. The company announced recently that the 50 billionth chip containing an ARM processor had been shipped by partners and the momentum in 64-bit ARM architecture is a key component in the journey toward the next 100 billion chips.

Ends

Notes to Editors
Altera announces quad-core 64-bit ARM Cortex-A53 for Stratix 10 SoCs
ARM launches Cortex-A50 Series, the world's most energy-efficient 64-bit processors
Cavium Introduces ThunderX™: A 2.5 GHz, 48 core family of workload optimized processors for next generation data center and cloud applications
Qualcomm® Snapdragon™ 810 Processor

STMicroelectronics to spearhead deployment of the ARM Cortex-A57 processor - featuring ARM 64-bit technology - for next-generation application-specific IC solutions

Contacts
Andy Winstanley
+44 1223 405244/+44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

About ARMv8-A

The ARMv8-A architecture introduces 64-bit support to the ARM architecture with a focus on power-efficient implementation while maintaining compatibility with existing 32-bit software. By adopting a clean approach, the ARMv8-A processors such as the ARM Cortex-A57 and ARM Cortex-A53, extend the performance range available while maintaining the low-power consumption characteristics of the ARM processors that will power tomorrow's most innovative and efficient devices.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.